Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Crown Entertainment Announces Signing of Commitment Letter for its Senior Secured Credit Facilities for the Development of Studio City

MACAU, October 19, 2012—Melco Crown Entertainment Limited (“Melco Crown Entertainment” or “the Company”) (SEHK: 6883) (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, announces that its 60% owned indirect subsidiary, Studio City Company Limited (“SCC”) has entered into a commitment letter (the “Commitment Letter”) with a group of mandated lead arrangers for US$1.4 billion senior secured credit facilities (with both Hong Kong dollar and U.S. dollar tranches) which is expected to consist of: (i) a US$1.3 billion equivalent delayed draw term loan facility and (ii) a US$100 million equivalent revolving credit facility, both of which will mature 5 years from the signing of definitive legal documentation.

SCC is a subsidiary of Studio City International Holdings Limited (“SCI”), which is indirectly owned by Melco Crown Entertainment as to 60% and directly owned by New Cotai, LLC (“New Cotai”) as to 40%. Melco Crown Entertainment will neither be an obligor nor a guarantor under the senior secured credit facilities. The senior secured credit facilities will be guaranteed by the subsidiaries of SCC and its holding company. The availability of the senior secured credit facilities is subject to satisfaction of certain conditions precedent, among others, the execution of definitive agreements. As such, the transactions contemplated under the Commitment Letter may or may not proceed.

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “Securing the commitment from our lead arranging banks represents an important landmark in the completion of our debt financing package for Studio City, which remains on track to open around mid-2015.

“Over the past few months, we have successfully reached important milestones in relation to Studio City, including the receipt of the revised formal land grant amendment and construction permit from the Macau Government, which enabled us to recommence construction works in August this year.

“We are confident that the design of Studio City, a cinematically-themed integrated resort, will deliver a unique entertainment proposition to visitors to Macau, broadening the appeal of Macau in the region, particularly as it relates to the fast growing mass market segment.

“We expect to be able to achieve cost and revenue synergies between the Company’s existing operating assets and Studio City, including the centralization of various support services.

“In addition to its array of entertainment attractions, Studio City’s location directly adjacent to the Lotus Bridge immigration center makes it the first stop for visitors arriving via Hengqin Island, while its position next to one of three proposed casino light rail stations on Cotai will further enhance traffic flow, resulting in, among other things, high expected visitation.

“We also welcome the support from the Macau SAR Government as we embark on the development of another “must see”, unique integrated resort that will deliver a significant number of non-gaming attractions and amenities that will help diversify the Macau economy.”

Budget and Funding of Studio City

The current estimated design and construction budget for Studio City has been revised to US$2.04 billion, which, among other revisions, reflects a refined design incorporating enhanced entertainment offerings and increased tender prices. These budgets are preliminary and are subject to change.

The total development budget for Studio City is approximately US$2.9 billion, which includes the revised design and construction budget of US$2.04 billion together with pre-funded interest and other customary items, such as pre-opening expenses, working capital and land premium payments. The development and construction of Studio City is intended to be funded by the US$1.4 billion equivalent senior secured credit facilities referred to above, other debt financing and cash equity from the shareholders of SCI.

Under the senior secured credit facilities, equity contributions of US$825 million are required from SCI’s shareholders prior to the funding date. Additionally, a completion guarantee or equivalent support (with a liability cap of US$225 million) supported by letters of credit or cash collateral is to be procured by the project development company of Studio City, namely, SCI.

As previously announced, Melco Crown Entertainment through MCE Cotai Investments Limited (“MCE Cotai”), the 60% shareholder of SCI, has committed to invest a further US$350 million (the “MCE Follow On Commitment”) of equity capital in SCI. This further investment is additional to the original equity capital commitment of the shareholders of SCI of US$800 million, of which approximately US$150 million has been funded (prior to the date of this announcement) by them. MCE Cotai has also granted an equity option to New Cotai, such that it may participate in up to 40% of the MCE Follow On Commitment. If New Cotai does not exercise its equity option in full, then MCE Cotai’s equity in SCI may increase up to 67% following the investment of the MCE Follow On Commitment.

Consequently, the amount of equity capital committed by the shareholders of SCI under the shareholders agreement is more than sufficient to cover the equity capital required under the senior secured credit facilities.

Melco Crown Entertainment’s share of the equity portion of the financing for Studio City is expected to be funded out of its cash and future cash flows.

Our current plan in relation to the subsequent development phase of Studio City includes an additional 5-star hotel and related facilities, retail, entertainment and gaming expansion capacity. These plans are preliminary and under review and are not currently contemplated in the aforementioned financing nor the estimated budgets for Studio City.

Key Elements of the First Phase of Studio City

The first phase of Studio City is expected to have a total of approximately 462,000 square meters of gross floor area. Subject to government approval, it is expected to have gaming capacity of up to 500 gaming tables and over 1,500 gaming machines. In addition, it is anticipated that the hotel will include a high rise structure accommodating self-managed 5-star hotel facilities with approximately 1,600 rooms. The total retail gross floor area will be approximately 36,000 square meters with net leasable area of approximately 22,000 square meters. The retail mall will showcase mainly lifestyle oriented retailers, a small but exclusive collection of luxury shops and signature food and beverage offerings, which we believe will create an attractive luxury and lifestyle oriented shopping experience. The multi-purpose entertainment studio and TV production pods are expected to be located within the retail mall complex. The multi-purpose entertainment studio is anticipated to have a total capacity of approximately 5,000 seats. In addition to studio facilities, Studio City is expected to feature exciting, interactive entertainment-related attractions at various locations throughout the property.

As we are continually reviewing and refining our project plans, the above is subject to further revision and change.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities focused on the Macau market. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 2,100 gaming machines in ten locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a large integrated entertainment, retail and gaming resort in Cotai, Macau. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 / +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 / +852 3151 3767

Email: maggiema@melco-crown.com

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